SOURCE FINANCIAL, INC.
604 Arizona Avenue
Santa Monica, California 90401

February 2, 2017

VIA EDGAR

Erin E. Martin, Esq.

Special Counsel

Office of Financial Services

United States Security and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Source Financial, Inc.
Preliminary Information Statement on Schedule 14C Filed September 27, 2016 File No. 000-55122

Ladies / Gentlemen:

The following information is furnished in response to the comments in the Staff’s letter to me dated October 19, 2016. For your convenience, the full text of the Staff’s comments is set forth below in bold italics and the Company’s response to each comment directly follows the text. Concurrently herewith, we are filing via EDGAR Amendment No. 1 to the Information Statement.

General

1.       We note that, pursuant to your disclosure under Item 5.03 of Form 8-K filed on July 7, 2016, your board approved a change in your fiscal year end from June 30 to December 31. As such, it appears that, as required by Rule 13a-10 of Regulation 13A, within 90 days of June 30, 2016 you were obligated to file a transition report, including audited financial statements, for the transition period between the closing date of your fiscal year ended June 30, 2015 and opening of your new fiscal year on January 1, 2016. Please file the transition report or explain to us in detail why you believe you are not obligated to do so.

COMPANY’S RESPONSE

The Company completed a reverse acquisition and included the audited financial statements of the operating company for the year ended December 31, 2015 and for the period from February 28, 2014 (Inception) through December 31, 2014. We also included the unaudited financial statements as of and three months ended March 31, 2016 and 2015.

We relied on paragraph 12240.4 Transition Reports and elected to use the accounting acquirer’s year end and believe no transition report is required.

Erin E. Martin, Esq.

Special Counsel

Office of Financial Services

United States Security and Exchange Commission

February 2, 2017

Per the table in paragraph 12240.4 and “If the registrant adopts the fiscal year of the accounting acquirer (operating company):

“If the accounting acquirer is a private operating company, file a Form 8-K or 20-F if the original Form 8-K or 20-F filed for the reverse acquisition did not include audited financial statements of the accounting acquirer for the latest fiscal year end or quarter that already passed. The surviving entity should file the required information on an amended Form 8-K or 20-F within the time period specified in the appropriate annual or quarterly report form from the accounting acquirer’s fiscal year or quarter end.”

We believe we have complied with the above based on our Form 8-K which included all of the required financial statements.

2.       It appears that your preliminary information statement should include all of the information called for by Item 11 of Schedule 14A. We note in particular that you have not provided all the information required by Item 11(b), Item 11(c), Item 11(d) and Item 11(e). Please either advise as to why you believe that these requirements do not apply to your preliminary information statement or revise your disclosure as appropriate.

COMPANY’S RESPONSE

We believe that the Amendment addresses your comment.

3.       We note that your board of directors approved an amendment to your certificate of incorporation increasing the number of shares of common stock you are authorized to issue from 12,000,000 to 230,000,000, consisting of 200,000,000 shares of Class A common stock and 30,000,000 shares of Class B common stock. We also note your disclosure under Item 8.01 of Form 8-K filed on October 6, 2016, that, on September 20, 2016, you and Edward DeFeudis, acting on your behalf, entered into a Binding Memorandum of Understanding with CSES Group, Inc. and certain of its officers pursuant to which, among other things, you agreed to promptly begin negotiating to reach a definitive merger agreement. We further note that, pursuant to the terms of the MOU, you undertook to seek to amend your articles in order to reclassify your existing shares of common stock as “Class A common stock,” to provide for the creation of a new class of common stock to be referred to as “Class B common stock” and, if necessary, to provide for the authorization of additional shares of Class A common stock. Because it appears that the amendment to your certificate of incorporation was made in connection with your obligations under the MOU, please revise your preliminary information statement to provide all the disclosure required by Schedule 14C regarding the contemplated merger transaction, including the disclosure under Item 14 of Schedule 14A. Refer to Item 1 of Schedule 14C and Note A to Schedule 14A for additional guidance.

Erin E. Martin, Esq.

Special Counsel

Office of Financial Services

United States Security and Exchange Commission

February 2, 2017

COMPANY’S RESPONSE

We believe that the Amendment addresses your comment.

*       *       *       *

The Company is responsible for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any questions regarding the responses included herein, please call me at (424) 322-2201 or email me at ted@venturetrack.net, or David Ficksman, Esq. at (310) 789-1290 or dficksman@troygould.com

Sincerely,

Edward C. DeFeudis
Chief Executive Officer

cc:	David Ficksman, Esq.
William Lopshire
Corey Fischer